July 21, 2020

Via Email and the EDGAR System

United States Securities and Exchange Commission

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re:	Pelican Delivers, Inc. Registration Statement on Form S-1, Amendment 2 Filed July 10, 2020 File No. 333-236368

Dear Mr. Anderegg:

I write on behalf of Pelican Delivers, Inc. (the “Company”) in response to Staff’s letter of July 16, 2020, sent by the Division of Corporate Finance, Office of Trade & Services of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed July 10, 2020 (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 10.13

1. We note Section 4.3 of the Subscription Agreement, which provides for exclusive forum for disputes arising from the agreement or your shares in the state or federal courts in Clark County, Nevada. Please describe this provision in your registration statement, describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to this comment, the Company has revised its disclosure on pages 17 and 20  to describe the choice of forum provision in the Subscription Agreement and the general risks or other impacts of this provision on investors, including adding a risk factor regarding this matter. We have also addressed the issues of the enforceability of this provision in this section and disclosed our position that this provision applies to actions arising under the Securities Act or Exchange Act based on the purchase of shares under the Subscription Agreement. This edit has been redlined for your convenience in our updated S-1/A attached hereto.

Sincerely,

/s/ David Comeau

David Comeau, CEO